July 27, 2011

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:	H. Christopher Owings, Assistant Director

Re:	Southwestern Public Service Company
Registration Statement on Form S-3
Filed June 3, 2011
File No. 333-174693

Ladies and Gentlemen:

Southwestern Public Service Company, a New Mexico corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 1 to its Registration Statement on Form S-3 (“Amendment No. 1”).

I am writing to respond to the comments raised in the letter to the Company, dated June 23, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, a copy of Amendment No. 1 is enclosed, and has been marked to show changes from the Registration Statement on Form S-3 filed on June 3, 2011.

General

1.
Please confirm your understanding that updated, unqualified opinions of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in the filing. For guidance, please consider Question 212.05 in our Securities Act Rules Compliance and Disclosure Interpretations.

Response:  The Company confirms its understanding in this regard, and its intention to file an updated, unqualified opinions of counsel with respect to the legality of the securities offered in any sale of such securities registered in the Registration Statement on Form S-3.

Exhibit 5.01

2.
If counsel intends for Graves, Dougherty, Hearon & Moody, P.C. and Faegre & Benson LLP to rely on this opinion with respect to certain matters assumed in such other counsel’s opinions, then counsel must opine on such matters assumed. For example, we note that such other counsel assume that you are duly organized. However, counsel does not opine on such matter. Please revise.

Response:  Counsel has revised the opinion accordingly and the revised opinion is attached as Exhibit 5.01 to Amendment No. 1 filed concurrently with this response.

3.	Please delete the assumption contained in part (iii) in the carryover paragraph on page 3, as such assumption is inappropriate.

Response:  Counsel has revised the opinion accordingly and the revised opinion is attached as Exhibit 5.01 to Amendment No. 1 filed concurrently with this response.

4.
Please delete the statement in the second paragraph, second sentence on page 4 regarding the provisions as which to you express no opinion, as such disclaimer is an inappropriate limitation on your opinions.

Response:  Counsel has revised the opinion accordingly and the revised opinion is attached as Exhibit 5.01 to Amendment No. 1 filed concurrently with this response.

5.	Please delete the fourth and fifth paragraphs on page 4 regarding the areas of law as to which you express no opinion, as such disclaimers are inappropriate limitations on your opinions.

Response:  Counsel has revised the opinion accordingly and the revised opinion is attached as Exhibit 5.01 to Amendment No. 1 filed concurrently with this response.

6.
Please revise the limitation in the last paragraph that counsel is not implying or admitting that they are “experts” within the meaning of the Securities Act or our rules and regulations thereunder. While you may include such limitation with respect to Securities Act Section 7 and the rules and regulations thereunder, counsel may not include such limitation with respect to the Securities Act generally.

Response:  Counsel has revised the opinion accordingly and the revised opinion is attached as Exhibit 5.01 to Amendment No. 1 filed concurrently with this response.

Exhibit 5.02

7.
Please delete the second paragraph on page 2 and the fourth paragraph on page 3 regarding the areas of law as to which you express no opinion, as such disclaimers are inappropriate limitations on your opinion.

Response:  Counsel has revised the opinion accordingly and the revised opinion is attached as Exhibit 5.02 to Amendment No. 1 filed concurrently with this response.

8.
While counsel may rely on the opinion of Brownstein Hyatt Farber Schreck, LLP with respect to the matters set forth in parts (a), (b) and (d) of the first paragraph on page 3, counsel may not assume such matters. If counsel intends to rely on such opinion, then please revise to disclose such reliance. The opinion of Brownstein Hyatt Farber Schreck, LLP should also consent to such reliance by counsel.

Response:  Counsel has revised the opinion accordingly and the revised opinion is attached as Exhibit 5.02 to Amendment No. 1 filed concurrently with this response.  Furthermore, the opinion of Brownstein Hyatt Farber Schreck, LLP has been revised accordingly and the revised opinion is attached at Exhibit 5.01 to Amendment No. 1 filed concurrently with this response.

9.	Please comply with comments three and six, as such comments apply to the opinion filed as Exhibit 5.02.

Response:  Counsel has revised the opinion accordingly and the revised opinion is attached as Exhibit 5.02 to Amendment No. 1 filed concurrently with this response.

Exhibit 5.03

10.
While counsel may rely on the opinion of Brownstein Hyatt Farber Schreck, LLP with respect to the matters set forth in parts (a), (b), (c) and (e) of the last paragraph on page 3, counsel may not assume such matters. If counsel intends to rely on such opinion, then please revise to disclose such reliance. The opinion of Brownstein Hyatt Farber Schreck, LLP should also consent to such reliance by counsel.

Response:  Counsel has revised the opinion accordingly and the revised opinion is attached as Exhibit 5.03 to Amendment No. 1 filed concurrently with this response.  Furthermore, the opinion of Brownstein Hyatt Farber Schreck, LLP has been revised accordingly and the revised opinion is attached at Exhibit 5.01 to Amendment No. 1 filed concurrently with this response.

11.	Please delete the third paragraph on page 4 regarding the area of law as to which you express no opinion, as such disclaimer is an inappropriate limitation on your opinion.

Response:  Counsel has revised the opinion accordingly and the revised opinion is attached as Exhibit 5.03 to Amendment No. 1 filed concurrently with this response.

12.	Please comply with comments three and six, as such comments apply to the opinion filed as Exhibit 5.03.

Response:  Counsel has revised the opinion accordingly and the revised opinion is attached as Exhibit 5.03 to Amendment No. 1 filed concurrently with this response.
*  *  *  *  *

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

I hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (612) 215-4582 or Sonia Shewchuk (612) 766-7810.

Very truly yours,

/s/ James L. Altman

James L. Altman
Vice President and Deputy General Counsel

Enclosure